-----------------------------------
                                                        OMB APPROVAL
                                             -----------------------------------
                                             OMB Number                3235-0145
                                             Expire              August 31, 1999
                                             Estimated average burden
                                             hours per response............14.90
                                             -----------------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                            Magellan Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   559092-40-8
                                   -----------
                                 (CUSIP Number)
                                  June 15, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       |_|    Rule 13d-1(b)
       |X|    Rule 13d-1(c)
       |_|    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)                 Page 1 of 7 Pages

CUSIP No.   559092-40-8
         -----------------
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Vaughn R. Cook
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  X
            -----
         (b)
            -----
--------------------------------------------------------------------------------

3.       SEC Use Only __________________________________________________________

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization United States
                                              ----------------------------------
--------------------------------------------------------------------------------

Number of                  5.       Sole Voting Power      None
Shares Bene-                                         ---------------------------
ficially                   6.       Shared Voting Power 1,375,000
Owned by Each                                          -------------------------
Reporting                  7.       Sole Dispositive Power None
Person With:                                              ----------------------
                           8.       Shared Dispositive Power 1,375,000
                                                             -------------------

--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person 1,375,000
                                                                     -----------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

11.      Percent of Class Represented by Amount in Row (9) 8.8%
                                                          ----------------------

12.      Type of Reporting Person (See Instructions) IN
                                                    ----------------------------

SEC 1745 (3-98)                Page 2 of 7 Pages

CUSIP No.   559092-40-8
         -----------------
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Kathryn C. Cook
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  X
            -----
         (b)
            -----
--------------------------------------------------------------------------------

3.       SEC Use Only __________________________________________________________

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization United States
                                              ----------------------------------
--------------------------------------------------------------------------------

Number of                  5.       Sole Voting Power      None
Shares Bene-                                         ---------------------------
ficially                   6.       Shared Voting Power 1,375,000
Owned by Each                                          -------------------------
Reporting                  7.       Sole Dispositive Power None
Person With:                                              ----------------------
                           8.       Shared Dispositive Power 1,375,000
                                                             -------------------

--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person 1,375,000
                                                                     -----------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

11.      Percent of Class Represented by Amount in Row (9) 8.8%
                                                          ----------------------

12.      Type of Reporting Person (See Instructions) IN
                                                    ----------------------------

SEC 1745 (3-98)                Page 3 of 7 Pages

CUSIP No.   559092-40-8
         -----------------

Item 1.

         (a) Name of Issuer: Magellan Technology, Inc.
             ---------------

         (b) Address  of  Principal  Executive  Offices:  13526  South 110 West,
             -------------------------------------------
             Draper, UT 84020

Item 2.

         (a) Name of Person Filing:      Vaughn R. Cook ("VCook")
             ----------------------      Kathryn C. Cook ("KCook"; together with
                                         VCook, the "Reporting Persons")

         (b) Address of Principal Business Office, if none, Residence:
             ---------------------------------------------------------

                    VCook:          253 E. Ridge Road, Orem, UT 84057
                    KCook:          253 E. Ridge Road, Orem, UT 84057

         (c) Citizenship: Utah
             ------------

         (d) Title of Class of Securities:  Common Stock,  $.0001 Par Value (the
             -----------------------------
             "Common Stock")

         (e) CUSIP Number: 559092-40-8
             -------------

Item 3.

This statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or
(c).

Item 4.  Ownership

(a)      Amount Beneficially Owned: 1,375,000 shares of the Common Stock

(b)      Percent of Class: 8.8%

(c)      Number of shares as to which the Reporting Persons have:

          (i)    Sole power to vote or to direct the vote:                   None

          (ii)   Shared power to vote or to direct the vote:                 1,375,000

          (iii)  Sole power to dispose or to direct the disposition of:      None

          (iv)   Shared power to dispose or to direct the disposition of:    1,375,000

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         The shares of the Common Stock reported herein are held in the name of Digital Health, L.L.C., a Utah limited liability company ("Digital"). Digital may, therefore, be deemed to have the right to receive dividends from or the proceeds from the sale of such securities. The Reporting Persons are the members of Digital and, therefore, are the beneficial owners of the shares of the Common Stock held in the name of Digital.

SEC 1745 (3-98)                Page 4 of 7 Pages

CUSIP No.   559092-40-8
         -----------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         The group that is filing this schedule pursuant to Section 240.13d-1(c) consists of the Reporting Persons.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SEC 1745 (3-98)                Page 5 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ VAUGHN R. COOK                                  DATED:     November 20, 1998
------------------------                            ----------------------------
Vaughn R. Cook


/s/ KATHRYN C. COOK                                 DATED:     November 20, 1998
------------------------                            ----------------------------
Kathryn C. Cook

SEC 1745 (3-98)                Page 6 of 7 Pages